NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Six Months Ended
                                             November 30,
                                         __________________

                                        1999           1998
                                        ____           ____

                                           (in millions)

Net income                             $307.8         $232.8
Income taxes                            188.6          151.9
                                       ______         ______

      Income before income taxes        496.4          384.7
                                       ______          _____

Add fixed charges
      Interest expense (A)               18.4           27.5
      Interest component of leases (B)   24.0           20.9
                                       ______         ______

Total fixed charges                      42.4           48.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $537.1         $429.9
                                       ======         ======
Ratio of earnings to total fixed
      charges                           12.67           8.88
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.